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                                                  hours per response ....0.5
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FORM 4

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1.   Name and Address of Reporting Person*

     Brooks, Roger K.
     AmerUs Life Holdings, Inc.
     699 Walnut Street
     Des Moines, IA 50309
     USA

2.   Issuer Name and Ticker or Trading Symbol

     AmerUs Life Holdings, Inc. (AMH)

3.   IRS or Social Security Number of Reporting Person (voluntary)

4.   Statement for Month/Year

     10/1998

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)
     /X/ Director                       / / 10% Owner
     /X/ Officer (give title below)     / / Other (specify below)

          Chairman, President and CEO
          ---------------------------

7.   Individual or Joint/Group Filing (Check Applicable Line)

     /X/ Form filed by One Reporting Person
     / / Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1.  Title of Security 2.  Trans- 3.  Trans- 4. Securities         5. Amount 6.  Ownership 7. Nature of
   (Instr. 3)             action     action    Acquired(A)           of Sec-    Form         Indirect
                          Date       Code      or Disposed           urities    Direct (D)   Beneficial
                         (Month/    (Instr.    of (D)                Benefici-  or Indirect  Ownership
                          Day/Year)  8)       (Instr. 3, 4           ally      (I)           (Instr. 4)
                                               and 5)                Owned at  (Instr. 4)
                                                                     End of
                                                                     Month
                                                                    (Instr.
                                                                     3 and 4)

                                 ----  ---    ------ ------- ------
                                 Code    V    Amount (A) or  Price
                                                     (D)
   -------------------   ------  ----  ---    ------ ------- ------  -------   -----------   -----------
Class A Common Stock     10/09/1998  P         3,000      A   16.25   6,000          I        Spouse
Class A Common Stock     10/15/1998  P         2,000      A   16.49                  D
Class A Common Stock     10/15/1998  P           500      A   16.81                  D
Class A Common Stock     10/15/1998  P           500      A   16.90                  D
Class A Common Stock     10/15/1998  P           500      A   16.93                  D
Class A Common Stock     10/15/1998  P         1,300      A   17.12                  D
Class A Common Stock     10/15/1998  P           500      A   17.37                  D
Class A Common Stock     10/15/1998  P           700      A   17.44                  D
Class A Common Stock     10/15/1998  P           200      A   17.62                  D
Class A Common Stock     10/15/1998  P         3,800      A   17.74  45,186          D
Class A Common Stock     10/15/1998  P                                5,740          I        By 401(K) Plan


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction
4(b)(v).

Form 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)


1. Title of            2. Conversion   3. Transaction 4. Transaction 5. Number of  6. Date
   Derivative             or Exercise     Date           Code           Derivative    Exercisable
   Security               Price of       (Month/        (Instr. 8)      Securities    and
  (Instr. 3)              Derivative      Day/Year)                     Acquired (A)  Expiration
                          Security                                      or Disposed   Date
                                                                        of (D)       (Month/
                                                                       (Instr. 3, 4,  Day/Year)
                                                                        and 5)

                                                        ----   ----     -----   ----  ------   -----
                                                        Code     V      (A)       (D)  Date    Expir-
                                                                                       Exer-   ation
                                                                                       cisable Date
  -------------------     ------------   ------------   ----   ----     -----   ----  ------   -----


Table II (continued)

1. Title of    7. Title and Amount  8. Price of    9. Number of  10. Ownership  11. Nature of
   Derivative     Underlying           Derivative     Derivative     Form of        Indirect
   Security       Securities           Security       Securities     Derivative     Beneficial
  (Instr. 3)     (Instr. 3 and 4)     (Instr. 5)      Beneficially   Security:      Ownership
                                                      Owned at End   Direct (D)    (Instr. 4)
                                                      of Month       or Indirect
                                                     (Instr. 4)     (I)
                                                                    (Instr. 4)
               ------    ----------
               Title     Amount or
                         Number of
                         Shares

  ------------ ------    ----------   ------------    ------------   ------------  ------------

Explanation of Responses:




** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C.  78ff(a).
Note: File three copies of this Form, one of which must be manually signed.
If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.




/s/ Roger K. Brooks                                November 6, 1998
---------------------------------------------     --------------------
**Signature of Reporting Person                           Date